# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Euroholdings Ltd., CIK 0002032779
CUSIP: Y234DY109
Title of class of securities: Common Shares, $0.01 par value
Address of issuer's principal executive offices: 4 Messogiou & Evropis Street, Maroussi, Greece (J3), 151 24
Date of event which requires filing of this statement: 03/17/2025
Filed by CIK 0001795852
Persons authorized to receive notices and communications: Stephania Karmiri, 4 Messogiou & Evropis Street, Maroussi, Greece (J3), 151 24, 30-211-180-4005

## Reporting persons
- Eurobulk Marine Holdings Inc. (CIK 0001795852): type of reporting person: corporation (CO); citizenship or place of organization: Liberia (N0); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 211,267; shared voting power 0; sole dispositive power 211,267; shared dispositive power 0; aggregate amount beneficially owned 211,267 (7.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.01 par value
Name of issuer: Euroholdings Ltd.
Address of issuer's principal executive offices: 4 Messogiou & Evropis Street, Maroussi, Greece (J3), 151 24
Comment: The class of equity security to which this statement relates is the common shares, $0.01 par value (the "Shares"), of Euroholdings Ltd., a Marshall Islands corporation (the "Issuer"). The address of the principal executive office of the Issuer is 4 Messogiou & Evropis St., 151 24 Maroussi, Greece.

## Item 2. Identity and Background
Name of person filing: The person filing this statement is Eurobulk Marine Holdings Inc. ("Eurobulk Marine Holdings") or ("Reporting Person"), a Liberian corporation.
Residence or business address: The address of the principal place of business of the Reporting Person is 4 Messogiou & Evropis St., 151 24 Maroussi, Greece.
Present principal occupation or employment:
The principal business of the Reporting Person is acting as shipping investment holding company.

The name, present principal occupation or employment, and business address of each executive officer and director of Eurobulk Marine Holdings is set forth below. The business address of each director and executive officer is 4 Messogiou & Evropis St., 151 24 Maroussi, Greece.

Aristides J. Pittas - Vice President/Director. His principal occupation is serving as Chairman, CEO and President of the Issuer and President of Eurobulk Ltd.

Nikolaos J. Pittas - President/Director. His principal occupation is serving as Secretary and Treasurer of Eurobulk Ltd.

Emmanuel J. Pittas - Treasurer/Secretary/Director. His principal occupation is serving as Vice President of Eurobulk Ltd.
Criminal convictions in the last five years: Neither the Reporting Person, nor any manager or executive officer of the Reporting Person, has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither the Reporting Person, nor any manager or executive officer of the Reporting Person, has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
The citizenship of each executive officer and director of Eurobulk Marine Holdings is set forth below.

Mr. Aristides J. Pittas is a citizen of Greece.
Mr. Nikolaos J. Pittas is a citizen of the United Kingdom.
Mr. Emmanuel J. Pittas is a citizen of the United Kingdom.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Issuer was incorporated by Euroseas Ltd. under the laws of the Republic of the Marshall Islands on March 20, 2024 as a subsidiary of Euroseas. On March 17, 2025, Euroseas effected certain transactions, including the distribution of Shares on a pro rata basis to holders of common stock of Euroseas (the "Spin-Off Transaction"). Shareholders of Euroseas received one Share for every 2.5 shares of Euroseas's common stock owned on March 7, 2025, the record date for the Spin-Off Transaction.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons obtained their Shares described in this Schedule 13D in the context of the Spin-Off Transaction. Aristides J. Pittas, who serves as the Vice President and as a Director of Eurobulk Marine Holdings, is the Chairman, President, Chief Executive Officer and a Class A Director of the Issuer and therefore regularly engages in discussions with management of the Issuer, the board of directors of the Issuer, other shareholders of the Issuer and other relevant parties, which discussions may include matters ranging from the operations and conduct of the Issuer's business to considering or exploring extraordinary corporate transactions including the events listed in Items 4(a) through 4(j) of Schedule 13D. The Reporting Person may from time to time acquire additional securities of the Issuer, or retain or sell all or a portion of the Shares then held by the Reporting Person, in the open market, block trades, underwritten public offerings or privately negotiated transactions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, Eurobulk Marine Holdings may be deemed to be the beneficial owner of 211,267 Shares, constituting 7.5% of the Shares, based upon 2,816,615 Shares outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose:
Eurobulk Marine Holdings has the sole power to vote or direct the vote of 211,267 Shares and the shared power to vote or direct the vote of 0 Shares. Eurobulk Marine Holdings has the sole power to dispose or direct the disposition of 211,267 Shares and the shared power to dispose or direct the disposition of 0 Shares.

None of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the Shares that are the subject of this Schedule 13D/A.
Transactions in the class effected during the past sixty days: Except as otherwise disclosed herein, no transactions in the Shares were effected by the Reporting Person during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as set forth above, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Eurobulk Marine Holdings Inc.: /s/ Aristides J. Pittas, Aristides J. Pittas, Vice President (06/20/2025)